

Mail Stop 3030

January 9, 2009

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2008**
> **File No. 333-154731**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We note your response to prior comment 1. Please clarify how you determined the maximum offering price per share, including references to the applicable provision of rule 457. Note that, if you are relying on Rule 457(c), the filing fee for the shares registered for resale in your original filing must be determined by the market price relative to the date of your original filing. Also, you should show that you have an <u>additional</u>, separate filing fee for shares added by

amendment and, if you are relying on Rule 457(c) to calculate the fee for those added shares, the filing fee for the added shares must be determined by the market price relative to the date of the amendment on which the shares were added; per the last sentence of rule 457(a), there is no refund of the fees paid with the original filing that you could then apply to shares added by amendment.

Prospectus

2.   Please update the disclosure throughout the prospectus to the extent practicable. For example, we note the disclosure "as of September 15, 2008" on pages 6, 8, 34 and 38 and the disclosure "At June 30, 2008" on pages 14 and 33. As other examples, we note the disclosure on page 13 of activities expected to diminish by the end of 2008, disclosure on page 18 of facilities available through December 2008, and the disclosure on page 32 regarding establishing an audit committee in 2008.

Overview, page 1

3.   Please tell us why you believe it is appropriate to describe your business in the prospectus summary as supply chain management when you disclose on page 9 that you derive less than 5% of your revenue from SCM.

Compliance with Section 404, page 3

4.   Please clarify the reference to "Liberty."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

History and Basis of Reporting, page 8

5.   We note your response to prior comment 15. Please clarify how the consultant could help you become a company with public reporting obligations when you were at that time already subject to such obligations.

Business Operations, page 9

6.   We note your response to prior comment 16. Please clarify the phrases to "leverage this database," "leverage the same infrastructure" and "stage all parts related to bills of material." Given your use of such phrases, it remains unclear how SCM differs from VMI.

Consolidated Results of Operations, page 10

7.   Please refer to prior comments 17, 18 and 19. We note the additional disclosure
        added to the paragraphs labeled "Net Sales" and "Income Taxes". However, it
        does not appear that these changes have addressed our comments or the
        requirements of Item 303(a)(3)(i) of Regulation S-K. For example, in your
        disclosure on net sales there has not been any language added that quantifies the
        effect of volume and pricing changes on your revenues for each period presented.
        Please make all appropriate revisions in this section to comply with our prior
        comments.

Net Sales, page 11

8.   Please disclose how the "new functionality" added to your MIS system (1)
        facilitated your ability to stage electronic components for projects and (2) made
        the process transparent to participants in the supply chain.

Liquidity and Capital Resources, page 12

9.   Please expand your disclosure in response to prior comment 24 to discuss the
        effect on your liquidity and capital responses of all forms of financing that you
        provide. Include the effect of providing financing at a rate that is lower than your
        cost of capital. Also discuss the portion of your business that relies on this
        financing. What trends have you experienced in your cost of capital, the portion
        of the business requiring you to provide financing and your ability to obtain
        timely and complete repayment? Include appropriate risk factors. It remains
        unclear the extent to which you are essentially a financing company.

Cash Flows from Operating Activities, page 13

10.   Please clarify how VMI projects involve deposits with customers.

Cash Flows from Financing Activities, page 13

11.   Please briefly describe the infrastructure that your Hong Kong operation achieved
        in order to support foreign exchange transactions.

Overview, page 17

12.   Please describe the "MIS system."

Business Operations, page 18

13.   We note your disclosure in response to prior comment 27. Please clarify how
        your banking relationships enable foreign currency settlements. Also clarify how
        the credit facilities support trading activity and duty collections and who is the
        third-party guarantor that pays the third-party guarantor fee.

Subsidiaries, page 18

14.   Regarding your response to prior comment 29, please clarify why you have
        elected to create separate entities to conduct the same business in separate
        geographic areas.

15.   Regarding your response to prior comment 30:

        • Please identify the beneficial owner and the trustee;
        • Clarify the reference to "the Company;"
        • Clarify who is the owner of the equity of SinoHub SCM Shenzhen;
        • Clarify who "considers" SinoHub SCM Shenzhen your wholly owned
          subsidiary as a result of the trust. Is this relationship legally equivalent to
          owning all of the equity interests in the subsidiary? If not, please revise your
          ownership diagram to make clear the nature of the interest in SinoHub SCM
          Shenzhen;
        • Disclose the portion of your business conducted through SinoHub SCM
          Shenzhen;
        • Clarify how the trust can be terminated;
        • Expand your prospectus to add relevant risk factors regarding the ownership
          structure, including conflicts of interest and potential termination of the trust;
        • If the declaration of trust was necessary to avoid the foreign ownership
          restrictions on import/export licenses, please clarify how the trust achieves
          this objective given that both SinoHub SCM Shenzhen and SinohHb
          Electronics Shenzhen are "a China company" as disclosed in your chart.

16.   We note your response to prior comment 31. Please disclose when SinoHub
        Electronics Shenzhen, Ltd. acquired SinoHub SCM Shanghai, Ltd. and when B2B
        Chips, Ltd. acquired SinoHub Technology Hong Kong, Ltd. Also, with a view
        toward disclosure, please tell us the relationship between SinoHub and the prior
        owners of these companies as well as the terms of the transactions.

Market Overview, page 20

17.   We reissue the first two sentences of prior comment 32 concerning (1) the data in
        2008 and 2009 in charts 1 and 2 since the materials provided in response to the

prior comment are only through 2007 and (2) the data in charts 3 and 4 since the materials provided only appear to support the data through 2007 in charts 1 and 2.

18.   We note your response to the third sentence of prior comment 32. Please file as an exhibit the consent of sources of non-public data that you cite. See Rule 436.

Market Opportunity, page 23

19.   We reissue prior comment 32 regarding the industry data in the first two paragraphs of this section.

SinoHub SCM Services, page 25

20.   We note your disclosure in response to prior comment 33. Please clarify what you mean by an "incident…in terms of value and quantity…" Also clarify how clearance is more "efficient" for Client Coordinator Enterprise status companies, and tell us the portion of imports that have this status.

21.   Please clarify what you mean by "supplier customers." From the second paragraph of your disclosure on page 27 under "Major Customers," it appears that manufacturers are your customers.

Directors and Executive Officers, page 29

22.   Please revise to clarify the business experience of Mr. Kimball during the past five years.

Zan Wang - Director, page 30

23.   With a view toward clarified disclosure, please tell us whether and how Mr. Wang's business as an "electronic component trading company" competes with you.

Committees of the Board of Directors, page 30

24.   We note your response to prior comment 43; however, your disclosure here that the board intends to establish an audit committee continues to conflict with your disclosure on page 32 that the board may in the future establish an audit committee if it "determines it to be advisable." Please clarify.

Director and Executive Compensation, page 31

25.   Please update to provide compensation disclosure through the year ended
        December 31, 2008.

Employment Contracts, page 31

26.   We note your response to prior comment 42. Please file as exhibits the
        employment contracts with Messrs. Cochran, Xia and Li without blanks. Also,
        disclose the material terms of the agreements.

Certain Relationships and Related Transactions, page 33

27.   We note your response to prior comment 46. Please expand the paragraph
        numbered 2 to disclose the date the debt of $1,000,000 was issued and the nature
        of the transaction in which the debt was issued.

28.   Please describe the nature and duration of the "services rendered" as mentioned in
        the paragraph numbered 3.

29.   We note your responses to the bullets of prior comment 47. We have the
        following comments concerning the paragraph numbered 4:

        • Tell us why GenNext Technology, Ltd. is not named on page 29.
        • Please clarify why the transactions "had to be domiciled in Hong Kong."
          Also clarify how GenNext achieved this in a manner that SinoHub could not.
        • Clarify how "labor costs" are determined.
        • Explain how the service fees paid to GenNext Technology, Ltd. in 2006 and
          2007 were determined. Also, clarify why services fees were not paid in 2008.
        • Disclose when the advance of $1,300,000 was made.
        • We reissue the fourth and fifth bullets of prior comment 47. It does not
          appear that you revised the disclosure in response to the bullets.

30.   Please update the disclosure in this section. For example, it appears from page F-
        2 that the amount of $696,000 owed to you as of June 30, 2008 was repaid in the
        quarter ended September 30, 2008. Also, it appears from Note 10 on page F-13
        that you entered into transactions with GenNext Technology, Ltd. during the
        quarter ended September 30, 2008.

31.   We note your response to the second sentence of prior comment 52. Please
        provide the disclosure required by Item 404 of Regulation S-K regarding Steve
        White.

Piggy Back Registration Rights, page 35

32.   Please disclose the number of shares subject to the lock-up. Add appropriate risk factors if a significant number of shares will become eligible for sale on a single date.

Sales by Affiliates, page 36

33.   We note your response to prior comment 50. Please provide us your analysis as to how you determined that information equivalent to the information required under Form 10 of the Exchange Act has been on file with the SEC for a period of one year. Please include in your analysis how the information in the Form 8-K filed May 20, 2008 included such equivalent information since (1) the Form 8-K did not include financial information for the quarter ended March 31, 2008 and (2) the Form 8-K did not include all disclosure required by Item 10 of Form 10.

Selling Stockholders, page 38

34.   We note your response to prior comment 54. Please disclose the amount of consideration paid for the 4,406,533 shares.

Where You Can Find More Information, page 42

35.   Refer to the third sentence. Please tell us why the financial statements and notes will not be included in the prospectus.

Revenue Recognition, page F-23

36.   Please refer to prior comment 59. We note the added disclosure that "revenues are recognized on the gross amount billed to customers." However, as previously requested, your response does not include a discussion of the factors listed in paragraphs 7 – 17 of EITF 99-19 that support your conclusion. Please provide us with a detailed discussion identifying the indicators used for recording your sales as gross revenue.

Foreign Currency Translation, page F-25

37.   Please refer to prior comment 60. We note from your revised disclosure that on a consolidated basis, your functional currency is RMB and reporting currency is the U.S. dollar. Since your functional currency is not the U.S. dollar, please disclose in this note a reasonably detailed explanation of how you comply with SFAS 52 under these circumstances.

Henry T. Cochran
SinoHub, Inc.
January 9, 2009
Page 8

Note 10. Stock Options, page F-29

38.   Please refer to prior comment 62. We note the disclosure added on the
        determination of exercise prices. As previously requested, please tell us how the
        related equity share transactions in November and December 2007 sold at $0.78
        per share impacted your assessment of fair value.

Recent Sales of Unregistered Securities, page 43

39.   We note your response to prior comment 64. Please ensure that you have
        provided all disclosure required by Item 701 of Regulation S-K. For example, we
        note the disclosure on page 17 of 510,000 shares issued to consultants. Also, state
        briefly the facts relied upon to make the exemption available for the issuance of
        the 1,699,852 shares.

Exhibits

40.   We note from the exhibit index that exhibit 3.1 was filed herewith; however, it
        appears the document was filed as exhibit 3.1 to your Form S-1 filed on October
        24, 2008. Please revise or advise.

41.   It does not appear that you are a party to agreements filed as exhibits 10.10, 10.11
        and 10.12. Please tell us the relationship between you and the three agreements.

42.   We note your response to prior comment 67. Please tell us where you filed as
        exhibits the loan agreements disclosed in Note 5 on page F-26.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn
Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding
comments on the financial statements and related matters. Please contact Tom Jones at
(202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                        Sincerely,

                                                        Russell Mancuso
                                                        Branch Chief

cc (via fax): Adam M. Guttmann, Esq.